Exhibit 99.1

Immuron Limited

Appendix 4E

Preliminary final report

1. Company details

Name of entity:	Immuron Limited
ABN:	80 063 114 045
Reporting period:	For the year ended 30 June 2025
Previous period:	For the year ended 30 June 2024

2. Results for announcement to the market			$

Revenue from ordinary activities	up	48.6% to	7,287,002
Loss from ordinary activities after tax attributable to the members of Immuron Limited	down	24.3% to	(5,253,209)
Loss for the year attributable to the members of Immuron Limited	down	24.3% to	(5,253,209)

3. Net tangible assets
	Consolidated
	2025	2024
	Cents	Cents
Net tangible asset backing (per security)	3.39	5.51

The calculation of net tangible assets excludes right-of-use assets arising from AASB 16 Leases.

4. Explanation of results

The reported loss after tax of the current financial year of $5,253,209 (2024: $6,936,957) is after fully expensing the company’s research and development expenditure of $3,597,296 incurred during the year (2024: $5,375,461). Of which, $146,252 (2024: $2,599,458) was funded by the R&D grant from Medical Technology Enterprise Consortium (MTEC).

The revenue from contracts with customers for the year was $7,287,002, which is an increase of 48.6% from the prior financial year (2024: $4,902,865), primarily due to the sales increase in the Australian and North American markets for Travelan®. We anticipate that revenues from sales of our Travelan® product will continue to increase in the future.

As at 30 June 2025, the company’s cash position was $2,830,526 (30 June 2024: $11,657,315). The company had trade and other receivables of $1,888,370 (30 June 2024: $1,387,573). This receivables amount includes future receivables from the Australian Government under the R&D Tax Incentive program. The company had other current assets of $3,486,744 (30 June 2024: $96,841). This other current assets amount includes a 90-day fixed term deposit of $3,036,278 (30 June 2024: Nil), which matured on 27 July 2025.

The preliminary final report follows, with the further details to be included in the audited financial statements to be released by 30 September 2025.

Immuron Limited

Appendix 4E

Preliminary final report

5. Distributions

No dividends have been paid or declared by the company for the current financial year. No dividends were paid for the previous financial year.

6. Changes in controlled entities

There have been no changes in controlled entities during the year ended 30 June 2025.

7. Details of associates and joint venture entities

		Ownership interest held by
	Place of	the Group
	business/country	2025	2024
Name of entity	of incorporation	%	%
Ateria Health Limited	United Kingdom	23.6%	s	23.6%

As at 30 June 2025, Immuron has a 23.61% interest in Ateria. Immuron is deemed to have significant influence over Ateria.

8. Audit

The financial statements of Immuron Limited (the ‘Group’) are currently in the process of being audited. The audited financial statements along with the independent auditor report for the year end 30 June 2025 will be provided in the due course.

Immuron Limited

Consolidated statement of profit or loss and other comprehensive income

For the year ended 30 June 2025

		Consolidated
	Note	2025	2024
		$	$

Revenue from contracts with customers	1	7,287,002	4,902,865
Cost of goods sold		(2,521,903)	(1,566,068)
Gross profit		4,765,099	3,336,797
Other income	2	1,374,283	3,408,199
Net foreign exchange gains/(losses)		12,183	(27,603)
Fair value losses to financial assets		-	(557,676)
Total other income including gains/(losses)		1,386,466	2,822,920
Expenses
General and administrative expenses		(4,483,623)	(4,555,726)
Research and development expenses		(3,597,296)	(5,375,461)
Selling and marketing expenses		(3,452,416)	(2,029,648)
Operating loss		(5,381,770)	(5,801,118)

Finance income		135,866	327,756
Finance expenses		(7,305)	(7,576)
Share of loss from equity accounted associate	10	-	(1,456,019)
Loss before income tax expense		(5,253,209)	(6,936,957)
Income tax expense		-	-
Loss after income tax expense for the year attributable to the members of Immuron Limited		(5,253,209)	(6,936,957)
Other comprehensive (loss)/income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations (expense)/income		(1,358)	2,266
Other comprehensive (loss)/income for the year		(1,358)	2,266
Total comprehensive loss for the year		(5,254,567)	(6,934,691)

Loss per share for profit attributable to the ordinary equity holders of the company:	Cents	Cents
Basic and diluted loss per share	(2.27)	(3.04)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Immuron Limited

Consolidated statement of financial position

As at 30 June 2025

		Consolidated
	Note	2025	2024
		$	$
Assets
Current assets
Cash and cash equivalents		2,830,526	11,657,315
Trade and other receivables	3	1,888,370	1,387,573
Inventories		1,772,363	1,584,608
Other current assets	4	3,486,744	96,841
Total current assets		9,978,003	14,726,337

Non-current assets
Property, plant and equipment		113,950	154,347
Inventories		666	669,285
Total non-current assets		114,616	823,632

Total assets		10,092,619	15,549,969

Liabilities
Current liabilities
Trade and other payables		1,529,434	2,135,852
Employee benefits		391,503	522,571
Other current liabilities		45,272	40,556
Total current liabilities		1,966,209	2,698,979
Non-current liabilities
Employee benefits		22,722	8,605
Other non-current liabilities		71,855	132,941
Total non-current liabilities		94,577	141,546

Total liabilities		2,060,786	2,840,525

Net assets		8,031,833	12,709,444

Equity
Share capital	5	88,872,756	88,504,043
Other reserves	6	1,639,504	3,173,797
Accumulated losses		(82,480,427)	(78,968,396)

Total equity		8,031,833	12,709,444

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Immuron Limited

Consolidated statement of changes in equity

For the year ended 30 June 2025

	Issued capital	Reserves	Accumulated losses	Total equity
Consolidated	$	$	$	$

Balance at 1 July 2023	88,436,263	3,235,969	(72,055,396)	19,616,836

Loss after income tax expense for the year	-	-	(6,936,957)	(6,936,957)
Other comprehensive income for the year	-	2,266	-	2,266

Total comprehensive income/(loss) for the year	-	2,266	(6,936,957)	(6,934,691)

Transactions with members in their capacity as members:
Options and warrants vested in the year	-	15,231	-	15,231
Options and warrants issued/expensed (net of adjustments)	-	(11,932)	-	(11,932)
Options and warrants exercised	67,780	(43,780)	-	24,000
Options and warrants forfeited	-	(23,957)	23,957	-

Balance at 30 June 2024	88,504,043	3,173,797	(78,968,396)	12,709,444

	Issued capital	Reserves	Accumulated losses	Total equity
Consolidated	$	$	$	$

Balance at 1 July 2024	88,504,043	3,173,797	(78,968,396)	12,709,444

Loss after income tax expense for the year	-	-	(5,253,209)	(5,253,209)
Other comprehensive loss for the year	-	(1,358)	-	(1,358)
Total comprehensive loss for the year	-	(1,358)	(5,253,209)	(5,254,567)

Transactions with members in their capacity as members:
Shares issued, net of transaction costs (note 5)	272,713	-	-	272,713
Options and warrants issued/expensed (net of adjustments) (note 6)	-	64,755	-	64,755
Options and warrants lapsed/expired (note 6)	-	(1,741,178)	1,741,178	-
Performance rights issued/expensed (note 6)	-	239,488	-	239,488
Performance rights exercised (note 6)	96,000	(96,000)	-	-

Balance at 30 June 2025	88,872,756	1,639,504	(82,480,427)	8,031,833

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Immuron Limited

Consolidated statement of cash flows

For the year ended 30 June 2025

	Consolidated
	2025	2024
	$	$
Cash flows from operating activities
Receipts from customers (inclusive of GST)	7,592,577	4,734,350
Payments to suppliers (inclusive of GST)	(14,772,687)	(12,910,753)
Australian R&D tax incentive refund	768,433	395,001
Grants received from government and non-government sources	274,728	1,901,263

Net cash used in operating activities	(6,136,949)	(5,880,139)

Cash flows from investing activities
Payment for property, plant and equipment	-	(195)
Payments for term deposit	(3,036,278)	-
Interest received	135,866	327,756

Net cash (used in)/from investing activities	(2,900,412)	327,561

Cash flows from financing activities
Proceeds from issues of shares	396,827	24,000
Share issue transaction costs	(124,114)	-
Principal elements of lease payments	(65,661)	(15,595)
Interest and other costs of finance paid	(7,305)	(7,576)

Net cash from financing activities	199,747	829

Net decrease in cash and cash equivalents	(8,837,614)	(5,551,749)
Cash and cash equivalents at the beginning of the financial year	11,657,315	17,159,764
Effects of exchange rate changes on cash and cash equivalents	10,825	49,300

Cash and cash equivalents at the end of the financial year	2,830,526	11,657,315

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Immuron Limited

Notes to the consolidated financial statements

30 June 2025

1. Revenue from contract with customers

The Group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Consolidated
	2025	2024
	$	$
Hyperimmune products revenue
Travelan - Australia	5,201,385	3,702,876
Travelan - United States	1,658,336	1,075,614
Travelan - Canada	378,706	80,888
Protectyn - Australia	48,575	43,487

Revenue from external customers	7,287,002	4,902,865

2. Other income

	Consolidated
	2025	2024
	$	$
Australian R&D tax incentive refund	1,073,355	764,981
MTEC R&D grant	146,252	2,599,458
HJF R&D grant	124,164	-
EMDG grant	-	28,000
Other income	30,512	15,760

	1,374,283	3,408,199

(i) Fair value of R&D tax incentive

The Group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2025, the Group has included an item in other income of $1,073,355 (2024: $764,981).

3. Trade and other receivables

	Consolidated
	2025	2024
	$	$
Current assets
Trade receivables	826,857	607,436
Less: Allowance for expected credit losses	(35,466)	(16,233)
	791,391	591,203

Accrued income - Australian R&D tax incentive refund	1,073,291	768,370
Other income receivables - other grants	-	28,000
Other receivables	23,688	-

Total trade and other receivables	1,888,370	1,387,573

Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

Immuron Limited

Notes to the consolidated financial statements

30 June 2025

3. Trade and other receivables (continued)

Accrued receivables

These amounts primarily comprise receivables from the Australian Taxation Office in relation to the R&D tax incentive.

Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

4. Other current assets

	Consolidated
	2025	2024
	$	$
Prepayments	442,800	86,798
Term deposits	3,036,278	-
Other current assets	7,666	10,043

	3,486,744	96,841

The Group entered into a 90-day fixed term deposit, which matured on 27 July 2025. Term deposits are presented as Other Current Assets as they are not considered highly liquid instruments readily convertible to cash and cash equivalents. The deposit was held to maturity in accordance with the Group’s investment policy.

5. Share capital

	Consolidated
	2025	2024	2025	2024
	Shares	Shares	$	$
Ordinary shares - fully paid	233,959,013	227,998,346	98,581,947	98,089,120
Transaction costs arising on ordinary share issues	-	-	(9,709,191)	(9,585,077)

	233,959,013	227,998,346	88,872,756	88,504,043

Movements in ordinary shares:

Details	Date	Shares	$
Balance	1 July 2023	227,798,346	88,436,263
Issue at $0.12 on exercise of unlisted options (2024-03-12)		200,000	67,780
Less: Transaction costs arising on share issues		-	-

Balance	30 June 2024	227,998,346	88,504,043
Issue of shares on the exercise of performance rights at $0.0 per share (2024-10-07)		1,147,083	83,000
Issue at US$2.1784 pursuant to At The Market facility (2025-01-08)		2,579,760	226,567
Issue at US$2.0971 pursuant to At The Market facility (2025-01-15)		1,801,680	152,300
Issue of shares on the exercise of performance rights at $0.0 per share (2025-04-10)		179,664	13,000
Issue at US$1.8435 pursuant to At The Market facility (2025-05-29)		135,800	9,744
Issue at US$1.8286 pursuant to At The Market facility (2025-06-03)		116,680	8,216
Less: Transaction costs arising on share issues		-	(124,114)
Balance	30 June 2025	233,959,013	88,872,756

Rights of each type of share

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting or by proxy, is entitled to one vote upon a poll every holder is entitled to one vote per share held. The ordinary shares have no par value.

Immuron Limited

Notes to the consolidated financial statements

30 June 2025

6. Other reserves

	Share-based	Foreign currency
	payments	translation	Total
Consolidated	$	$	$

Balance at 1 July 2023	3,123,759	112,210	3,235,969
Currency translation differences	-	2,266	2,266
Transactions with owners in their capacity as owners:
Options and warrants vested in the year	15,231	-	15,231
Options and warrants issued/expensed (net of adjustments)	(11,932)	-	(11,932)
Options and warrants exercised	(43,780)	-	(43,780)
Options and warrants lapsed/expired	(23,957)	-	(23,957)

Balance at 30 June 2024	3,059,321	114,476	3,173,797
Currency translation differences	-	(1,358)	(1,358)
Transactions with owners in their capacity as owners:
Options and warrants issued/expensed (net of adjustments) (note 6(ii))	64,755	-	64,755
Options and warrants lapsed/expired (note 6(ii))	(1,741,178)	-	(1,741,178)
Performance rights issued/expensed (note 6(ii))	239,488	-	239,488
Performance rights exercised (note 6(ii))	(96,000)	-	(96,000)

Balance at 30 June 2025	1,526,386	113,118	1,639,504

(i)	Nature and purpose of other reserves:

Share-based payments

The share-based payment reserve records items recognised as expenses on valuation of share options and warrants issued to key management personnel, other employees and eligible contractors.

Foreign currency translation

Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income as described in note and accumulated in a separate reserve within equity.

(ii)	Movements in options, warrants and performance rights:

Details	Number of options or performance rights	$
Balance as at 1 July 2023	12,879,720	3,123,759
Options issued in the year (net of adjustments)	1,000,000	(11,932)
Exercise of unlisted options at $0.12 (2024-03-12)	(200,000)	(43,780)
Lapse of unexercised options	(173,600)	(23,957)
Share-based payments expense for options previously issued	-	15,231
Performance rights issued in the year	1,688,839	-
Balance as at 30 June 2024	15,194,959	3,059,321

Options issued in the year (net of adjustments)	3,000,000	55,584
Lapse of unexercised options	(8,016,120)	(1,741,178)
Share-based payments expense for options previously issued	-	9,171
Exercise of performance rights	(1,326,747)	(96,000)
Performance rights issued in the year	5,386,810	239,488
Lapse of performance rights issued in the year	(285,741)	-

Balance as at 30 June 2025	13,953,161	1,526,386

Immuron Limited

Notes to the consolidated financial statements

30 June 2025

7. Share-based payments

Performance rights

Performance rights which can be settled in shares, were granted to key management personnel and employees during the year. The expense for the year ended 30 June 2025 was $239,488. The performance rights are based on non-market weighted key performance indicators (KPIs) and have been expensed over the service period, based on the probability the KPIs being achieved. The performance rights are expected to vest between one and five years.

Options

Options were approved at the Annual General Meeting, held on 18 November 2024 for Prof. Ravi Savarirayan and Mr. Daniel Pollock of 1,000,000 each. The option exercise price is $0.145 and they have an expiry date of 20 August 2028. The expense for the year was $34,952.

Options were granted to Dr. Jeanette Joughin on 19 June 2024 but were subject to shareholder approval obtained on 18 November 2024. The expense of $20,632 recorded in the year includes an adjustment for the revised estimate of fair value on the grant date of 18 November 2024.

Fair value is determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the award, security price at grant date, expected volatility, expected dividend yield and the risk-free interest rate.

The model inputs for the options granted during the year:

Grant date	Expiry date	Exercise price ($A)	No. of options	Share price at grant date	Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date per option
18-NOV-24	20-AUG-28	$0.145	2,000,000	$0.079	74.51%	0.00%	4.15%	$0.033
18-NOV-24	19-JUN-28	$0.130	1,000,000	$0.079	75.72%	0.00%	4.15%	$0.035

8. Events after the reporting period

At The Market Capital Raising

In July 2025, Immuron Limited (ASX: IMC), raised gross proceeds of USD$1,822,322 (AUD$2,809,177) through an At The Market Facility comprising 34,260,960 shares at an average issue price of of USD$0.053 (AUD$0.082) per share.

This capital raising initiative does not provide evidence of conditions that existed at 30 June 2025 and is therefore classified as a non-adjusting event in accordance with AASB 110 Events after the Reporting Period. No adjustments have been made to the financial statements as a result of this transaction.

No other matter or circumstance has arisen since 30 June 2025 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

Immuron Limited

Notes to the consolidated financial statements

30 June 2025

9. Principal subsidiaries

The Group’s principal subsidiaries at 30 June 2025 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

		Ownership interest by the Group
Name of entity	Principal place of business / Country of incorporation	2025%	2024%
Immuron Inc.	United States	100%	100%
Immuron Canada Limited	Canada	100%	100%
Anadis ESP Pty Ltd	Australia	100%	100%

10. Interests in associates

Immuron Limited has a 23.6% interest in Ateria Health Limited (Ateria). The investment was impaired to NIL during the 2024 financial year and there has been no changes to this in the year ended 30 June 2025.

		Ownership interest held by the Group
Name of entity	Principal place of business / Country of incorporation	2025%	2024%
Ateria Health Limited	United Kingdom	23.6%	23.6%

Summarised financial information for associates

	Consolidated
	2025	2024
	$	$
Share of loss for the year	-	(1,456,019)

	Consolidated
	2025	2024
Recognised in:	$	$

Share of loss for the year - 23.6% (2024: 23.6%)	-	(291,711)
Impairment of investment in associate	-	(1,164,308)

	-	(1,456,019)

The carrying amount of investment in associate is NIL, therefore no share of the loss has been recognised for the year ended 30 June 2025.